SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934
________________________________________________________________________________

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 1-4682

      A. Full title of the plan, if different from that of the issuer named below:

Thomas & Betts Corporation

Employees’ Investment Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomas & Betts Corporation

8155 T&B Boulevard
Memphis, Tennessee 38125

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SIGNATURES
INDEX TO EXHIBITS
EX-23 Independent Auditors Consent

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

Page No.

Independent Auditors’ Report	3
Financial Statements:
Statements of Net Assets Available for Benefits — December 31, 2001 and 2000	4
Statements of Changes in Net Assets Available for Benefits — Years Ended December 31, 2001, 2000 and 1999	5
Notes to Financial Statements	6
Schedules (2001 Information Only):
Schedule 1 — Schedule of Assets Held for Investment Purposes	14
Schedule 2 — Schedule of Nonexempt Transactions	15
Signatures	16
Exhibits

INDEPENDENT AUDITORS’ REPORT

The Retirement Plans Committee

Thomas & Betts Corporation

      We have audited the financial statements of Thomas & Betts Corporation Employees’ Investment Plan as listed in the accompanying index. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

KPMG LLP

Memphis, Tennessee
June 27, 2002

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

	2001	2000

PLAN ASSETS
Investments at fair value:
Mutual Funds	$115,588,892	$135,538,418
Thomas & Betts Corporation Stock Fund	11,140,901	8,538,445
Employee Loan Fund	4,628,809	4,918,673

Total investments at fair value	131,358,602	148,995,536
Investments at contract value:
Vanguard Retirement Savings Trust	14,794,780	11,986,442

Total investments	146,153,382	160,981,978
Receivable from Thomas & Betts Corporation:
Employee contributions	254,530	283,639
Employer contributions	123,384	135,330

Total receivables	377,914	418,969

NET ASSETS AVAILABLE FOR BENEFITS	$146,531,296	$161,400,947

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31

	2001	2000	1999

Investment income:
Dividends on Thomas & Betts Corporation Stock Fund	$299,607	$565,653	$354,903
Interest and other dividends	5,048,419	13,433,530	9,502,728

	5,348,026	13,999,183	9,857,631
Net realized gain on sales of investments	(2,776,064)	5,102,393	7,394,556
Unrealized (depreciation) appreciation of investments	(11,989,334)	(31,774,258)	1,486,830

Investment income	(9,417,372)	(12,672,682)	18,739,017

Contributions:
Employees	9,260,012	14,754,493	16,290,803
Employer	2,514,075	6,063,746	6,800,258
Assets received from plan mergers	3,392,652	1,152,941	378,011

Total contributions	15,166,739	21,971,180	23,469,072

Administrative expenses	(166,641)	(151,637)	(31,051)
Withdrawals, distributions and forfeitures	(20,452,377)	(48,657,192)	(24,235,570)

Net (decrease) increase	(14,869,651)	(39,510,331)	17,941,468
Net assets available for benefits:
Beginning of year	161,400,947	200,911,278	182,969,810

End of year	$146,531,296	$161,400,947	$200,911,278

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1: Plan Description

General

      The Board of Directors of Thomas & Betts Corporation (the “Corporation”) adopted the Thomas & Betts Corporation Employees’ Investment Plan (the “Plan”) on April 4, 1984. The participants in the Plan are eligible employees of the Corporation and its participating subsidiaries. Eligibility, enrollment, participant and employer contributions, vesting, participation, forfeiture, loans, withdrawals, distribution, and other Plan provisions are described in detail in the Plan document.

Employee and Employer Contributions

      Eligible employees may participate in the Plan by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4% or 5% of their compensation as a basic contribution to the Plan. The Corporation contributes 75% of the first 3% and 50% of the remaining 2% of each participating employee’s basic contribution.

      Eligible employees who have authorized a basic contribution at the maximum rate of 5% of compensation may authorize a “supplemental contribution” of 1% to 10% of their compensation. The Corporation does not make any matching contributions with respect to the amount of supplemental contributions.

Investment Funds

      Assets of the Plan are invested in the following funds:

(1) The Thomas & Betts Corporation Stock Fund’s assets are invested in common stock of the Corporation and the Vanguard Federal Money Market Fund (see Item 2 below). On July 24, 2001, the Corporation’s Board of Directors approved a change in the Corporation’s dividend payment practices and elected to retain its future earnings to fund the development and growth of its business. The Corporation does not presently anticipate declaring any cash dividends on the Corporation’s common stock in the foreseeable future. Future decisions concerning the payment of cash dividends on the Corporation’s common stock will depend upon its results of operations, financial condition, capital expenditure plans and other factors that the Board of Directors may consider relevant.

(2) The Vanguard Federal Money Market Fund invests in short-term securities that are guaranteed or backed by the U.S. Government and its agencies.

(3) The Vanguard Short-Term Federal Fund invests in bonds issued by U.S. Government and agency obligations.

(4) The Vanguard 500 Index Fund invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor’s 500 index.

(5) The Vanguard U.S. Growth Fund invests in high-quality, established growth stocks of companies based in the United States.

(6) Vanguard Wellington Fund is a balanced fund that invests in common stocks (with emphasis on “blue chip” stocks), corporate bonds, U.S. Government securities and preferred stock.

(7) The Vanguard Intermediate-Term Treasury Fund invests in corporate debt securities and securities issued by the U.S. Government which mature in five to twelve years.

(8) The Vanguard International Growth Fund invests in the stocks of companies located outside the United States.

THOMAS & BETTS CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

(9) The Vanguard Windsor Fund invests in common stocks with relatively low price/earnings ratios and meaningful income yields. The fund may also invest in preferred stocks, fixed-income securities, convertible securities, and money-market instruments.

(10) The Vanguard Windsor II Fund invests in undervalued, income-producing stocks, characterized by above-average income yields and below-average price/earnings ratios relative to the stock market.

(11) The Vanguard Small-Cap Index Fund invests in the common stocks of smaller companies, with the view to achieve a return on investments equal to the Russell 2000 index.

(12) The Vanguard Retirement Savings Trust is a tax-exempt collective trust fund that invests in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments.

(13) The Vanguard Extended Market Index Fund seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

(14) The Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

      Each participating employee may direct basic and supplemental contributions in any one or more of the above funds except for the Vanguard Federal Money Market Fund, Vanguard Intermediate-Term Treasury Fund and the Vanguard Short-Term Federal Fund, which were closed on October 1, 1998, and the Vanguard Windsor Fund and Vanguard Small-Cap Index Fund, which were investment options of the Eagle Savings Plan. After the Corporation acquired Amerace Corporation, a subsidiary of Eagle Corporation, the balances in these funds pertaining to Amerace Corporation employees were transferred into the Plan. As of the date of transfer into the Plan, no contributions could be allocated to these funds. The funds will be closed after existing contributions contained in these funds are distributed to participants or transferred to the funds previously existing in the Plan. The Vanguard Windsor II Fund and the Vanguard Retirement Savings Trust were also investments of the Eagle Savings Plan. Effective October 1, 1998, the Vanguard Windsor II Fund and Vanguard Retirement Savings Trust were reopened, allowing current employees of the Corporation to allocate a portion of their contributions to these funds. The Vanguard Extended Market Index Fund and Vanguard Total Bond Market Index Fund were added on October 1, 1998.

      The Corporation’s contribution is allocated among the funds in the same proportion as the employee’s basic contribution. Each employee may change the amount and allocation of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group on any business day. Changes are generally effective on the following business day.

Participant Loans

      The Plan permits participants with vested account balances of at least $2,000 to borrow directly from their account. Participants may borrow up to 50% of their vested account balance or a maximum of $50,000 for a period of up to 5 years. The minimum loan amount allowed is $1,000. The interest rate charged is generally within one or two percentage points of the prime rate at the time the loan is granted. This rate does not change for the life of the loan. Loan repayments, both principal and interest, are deposited into the participants’ investment fund(s) based on the allocation designated at the time of repayment.

THOMAS & BETTS CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 2: Accounting Policies

Basis of Accounting

      The accompanying financial statements have been prepared on the accrual basis.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Valuation

      The Plan’s investments are stated at fair value except for The Vanguard Retirement Savings Trust which is valued at contract value as it is fully benefit-responsive. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Corporation’s stock within the Thomas & Betts Corporation Stock fund is valued at its quoted market price. Employee loans are valued at cost, which approximates fair value. Security transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date. The cost of securities sold is based on the average cost of those securities.

      The Vanguard Group has been designated by the Board of Directors of the Corporation as the plan trustee.

     Reclassifications

      Certain 2000 amounts have been reclassified to conform to 2001 presentation.

New Accounting Pronouncement

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. The impact of SFAS No. 133 on the Plan financial statements was immaterial.

Note 3: Amendments to The Plan

      During 2001 and 2002, the Corporation amended the Plan to provide for full vesting of the accounts of certain participants affected by certain divestitures and various plant closings.

      During 2001, the Corporation amended the Plan to (i) reflect the merger of the L.E. Mason 401(k) Plan with and into the Plan, (ii) provide that certain predecessor plans are amended to incorporate provisions required for tax qualification, (iii) eliminate all forms of payment other than lump sum distributions (in cash and stock) with respect to funds other than those attributable to money purchase pension plan contributions (effective January 1, 2002), (iv) update the claims and appeal procedure (effective January 1, 2002), and (v) make other technical changes. The amendment resulted in $3,392,652 of assets received from the plan merger during 2001.

THOMAS & BETTS CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

      During 2000, the Corporation amended the Plan to provide for full vesting of the accounts of certain participants affected by the sale of the Electronics OEM Business. Distributions to Electronics OEM employees after the aforementioned sale were $25,941,626.

      During 2000 and 1999 the Corporation amended the Plan to provide for (i) the participation in the Plan by eligible employees of several acquired entities (including Augat Inc., Diamond Communication Products, Inc., Telecommunication Devices, Inc., Ocal, Inc., Shamrock Conduit Products, Inc., and L.E. Mason Co.), and (ii) the merger into the Plan of several plans maintained by acquired entities (including the Augat Savings and Retirement Plan, the Diamond Communications, Inc. Profit Sharing Plan for Salaried Employees, the Dark To Light, Inc. 401(k) Profit Sharing Plan and Trust, and the Shamrock Conduit Products, Inc. 401(k) Profit Sharing Plan and Trust). The amendments resulted in $1,015,970 and $378,011 of assets received from plan mergers during 2000 and 1999, respectively.

      During 1999 the Corporation also amended the Plan to comply with recent legislation, including the Small Business Job Protection Act of 1996, to provide for full vesting in the event of certain closures of facilities or reductions in force, and to make other technical changes.

Note 4: Investments

      The following table presents investments at December 31, 2001 and 2000.

	2001		2000

	Number of		Number of
	shares/units		shares/units
	or principal		or principal
	amount	Fair Value	amount	Fair Value

Investments at fair value as determined by quoted market price:
Thomas & Betts Corporation Stock Fund	1,584,765	$11,140,901	1,581,193	$8,538,445
Vanguard Wellington Fund	1,110,625	30,275,641	1,120,752	31,616,421
Vanguard 500 Index Fund	321,487	34,042,259	340,061	41,439,797
Vanguard U.S. Growth Fund	1,087,109	20,492,013	1,079,481	29,847,640
Vanguard International Growth Fund	265,247	3,981,362	278,416	5,253,717
Vanguard Windsor Fund	22,696	354,968	26,850	410,538
Vanguard Windsor II Fund	243,569	6,232,934	222,897	6,062,792
Vanguard Small-Cap Index Fund	17,216	341,228	19,890	386,666
Vanguard Extended Market Index Fund	99,281	2,292,397	89,656	2,386,637
Vanguard Total Bond Market Index Fund	471,317	4,779,159	350,040	3,486,396
Vanguard Federal Money Market Fund	11,641,917	11,641,917	13,481,798	13,481,798
Vanguard Intermediate-Term Treasury Fund	59,587	657,245	60,515	656,592
Vanguard Short-Term Federal Fund	47,497	497,769	50,091	509,424
Investments at contract value:
Vanguard Retirement Savings Trust	14,794,780	14,794,780	11,986,442	11,986,442

Total Mutual Funds		141,524,573		156,063,305
Employee Loan Fund	4,628,809	4,628,809	4,918,673	4,918,673

Total Investments		$146,153,382		$160,981,978

THOMAS & BETTS CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

      A summary of net realized gains on sales of investments for the years ended December 31, 2001, 2000, and 1999 follows:

	Proceeds		Net Realized
	From Sales	Cost	(Loss)Gain

2001
Thomas & Betts common stock fund	$3,629,441	$4,576,971	$(947,530)
All other investments	39,307,601	41,136,135	(1,828,534)

	$42,937,042	$45,713,106	$(2,776,064)

2000
Thomas & Betts common stock fund	$6,645,455	$9,041,693	$(2,396,238)
All other investments	75,823,960	68,325,329	7,498,631

	$82,469,415	$77,367,022	$5,102,393

1999
Thomas & Betts common stock fund	$7,307,574	$6,691,040	$616,534
All other investments	59,756,457	52,978,435	6,778,022

	$67,064,031	$59,669,475	$7,394,556

      A summary of unrealized appreciation (depreciation) of investments for 2001, 2000 and 1999 follows:

	Thomas & Betts
	Common Stock	All Other
	Fund	Investments	Total

Balance at December 31, 1998	$1,702,438	$29,897,919	$31,600,357
Unrealized appreciation (depreciation)	(4,000,803)	5,487,633	1,486,830

Balance at December 31, 1999	(2,298,365)	35,385,552	33,087,187
Unrealized (depreciation)	(4,937,518)	(26,836,740)	(31,774,258)

Balance at December 31, 2000	(7,235,883)	8,548,812	1,312,929
Unrealized appreciation (depreciation)	3,571,922	(15,561,256)	(11,989,334)

Balance at December 31, 2001	$(3,663,961)	$(7,012,444)	$(10,676,405)

THOMAS & BETTS CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

      During the years ended December 31, 2001, 2000 and 1999, the Plan’s investments — including investments bought and sold, as well as held, during the year — (depreciated) appreciated, as follows:

	2001	2000	1999

Thomas & Betts Corporation Stock Fund	$2,624,392	$(7,319,221)	$(3,384,269)
Vanguard Short-Term Federal Fund	15,120	13,719	(32,385)
Vanguard 500 Index Fund	(5,398,880)	(4,640,868)	8,614,682
Vanguard U.S. Growth Fund	(9,401,550)	(13,822,376)	5,599,992
Vanguard Wellington Fund	(964,907)	204,307	(1,596,217)
Vanguard Intermediate-Term Treasury Fund	10,879	45,631	(109,225)
Vanguard International Growth Fund	(1,057,447)	(942,707)	900,281
Vanguard Windsor Fund	8,628	6,089	(3,462)
Vanguard Windsor II Fund	(380,218)	475,479	(1,073,421)
Vanguard Small-Cap Index Fund	6,095	(66,519)	45,706
Vanguard Extended Market Index Fund	(283,586)	(763,847)	168,954
Vanguard Total Bond Market Index Fund	56,076	138,448	(249,250)

Net (depreciation) appreciation in fair value	$(14,765,398)	$(26,671,865)	$8,881,386

Note 5: Investment Fund Participation

      As of December 31, 2001, the number of participants in each investment fund was as follows:

Number of
Participants

Thomas & Betts Corporation Stock Fund	2,115
Vanguard Federal Money Market Fund	1,057
Vanguard Short-Term Federal Fund	194
Vanguard 500 Index Fund	3,015
Vanguard U.S. Growth Fund	2,543
Vanguard Wellington Fund	2,562
Employee Loan Fund	1,241
Vanguard Intermediate-Term Treasury Fund	162
Vanguard International Growth Fund	979
Vanguard Windsor Fund	35
Vanguard Windsor II Fund	1,013
Vanguard Small-Cap Index Fund	57
Vanguard Retirement Savings Trust	1,919
Vanguard Total Bond Market Index Fund	978
Vanguard Extended Market Index Fund	592

      The number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.

Note 6: Contributions

      The Corporation’s contributions vest at the end of each year starting with the second year of credited service, at the rate of 25% each year. A participant in the Plan whose employment terminates for any reason

THOMAS & BETTS CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion, plus earnings thereon, of his or her employer contribution account. The nonvested portion of the employer contribution account is forfeited and retained in the Plan to reduce future contributions to be made by the Corporation to the Plan. The nonvested portion of the employer’s contribution may be restored if the participant is re-employed prior to a five-year period of separation of service. A participant is entitled to receive 100% of the participant’s own contributions plus earnings thereon.

      In addition, employees of certain entities acquired by the Corporation have a 100% nonforfeitable right to the amounts in their accounts attributable to transferred contributions from the acquired entity’s plan and, in certain cases, to the amount in their employer contribution accounts.

Note 7: Termination

      The Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts.

Note 8: Income Taxes

      The Internal Revenue Service has issued a determination letter to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 and is exempt from income tax under Section 501(c). The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

      Under the present federal income tax laws and regulations, participants and their beneficiaries are not taxed at the time contributions are made by the Corporation under the Plan, although the Corporation will receive an immediate income tax deduction in the amount of such contribution. All earnings of the Trust Fund (which is maintained pursuant to the Plan and in which Plan assets are held), realized and unrealized, are not taxable to any participant or the participant’s beneficiaries except upon a distribution by the Trust Fund.

      If a participant makes a withdrawal, generally the entire amount distributed to the withdrawing participant will be taxable to the participant as ordinary income. If an employee’s participation in the Plan terminates, there are a number of distribution alternatives available depending upon age and vested account balance. To the extent that a distribution consists of the Corporation’s securities, the portion of the distribution representing contributions to the Plan generally will be taxable at the time of the distribution as ordinary income while the portion of the distribution representing any unrealized appreciation in the value of the Corporation’s securities generally will not be taxable until disposition of such shares. The participant or the participant’s beneficiaries may be able to elect to have the ordinary income portion of the distribution taxed at special rates which in most cases will be lower than the applicable ordinary income tax rates. If the participating employee has not participated in the Plan for five or more years before the year in which the participation terminates, the special election will not be available to the participant or the participant’s beneficiaries, except in the case of termination due to the participant’s death.

Note 9: Nonexempt Transactions

      On January 10, 2002, the Corporation paid to the trust established under the Plan $48,970 of participant salary deferrals and loan repayments attributable to the September 23, 2002 through December 23, 2002 payroll periods with respect to approximately 75 participants at one of the Corporation’s facilities. On February 8, 2002, the Corporation paid to the Plan trust $11,763 in earnings on the $48,970 delinquent payments, such earnings determined in accordance with the U.S. Department of Labor’s Voluntary Fiduciary Correction Program, as then in effect. The Corporation will pay to the Internal Revenue Service the excise tax

THOMAS & BETTS CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

(expected to be less than $200, in the aggregate) associated with the delinquent payments not later than July 31, 2002 (with respect to the value of the use of the delinquent payments in 2001) and July 31, 2003 (with respect to the value of the use of the delinquent payments in 2001).

Note 10: Subsequent Event

      In 2002, the Corporation amended the Plan to (i) reflect the Economic Growth and Tax Relief Reconciliation Act of 2001, (ii) increase the percentage of compensation that non-highly compensated employees may contribute on a before-tax basis, (iii) permit catch-up contributions, (iv) add five new investment funds and eliminate closed investment funds, (v) reflect regulations issued regarding minimum required distributions, (vi) provide that the Plan administrator shall make initial determinations regarding claims filed under the Plan, (vii) provide for “mirror voting” for any shares of Corporation common stock held under the Plan for which voting instructions are not provided, and (vii) make other technical changes.

Schedule 1

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2001

Identity of Issue	Description	Fair Value

Mutual Funds — *Vanguard Wellington Fund	1,110,625 units	$30,275,641
*Vanguard Federal Money Market Fund	11,641,917 units	11,641,917
*Vanguard Intermediate-Term Treasury Fund	59,587 units	657,245
*Vanguard 500 Index Fund	321,487 units	34,042,259
*Vanguard Short-Term Federal Fund	47,497 units	497,769
*Vanguard U.S. Growth Fund	1,087,109 units	20,492,013
*Vanguard International Growth Fund	265,247 units	3,981,362
*Vanguard Windsor Fund	22,696 units	354,968
*Vanguard Windsor II Fund	243,569 units	6,232,934
*Vanguard Small-Cap Index Fund	17,216 units	341,228
*Vanguard Extended Market Index Fund	99,281 units	2,292,397
*Vanguard Total Bond Market Index	471,317 units	4,779,159
*Thomas & Betts Corporation Stock Fund	1,584,765 units	11,140,901

Total Mutual Funds		126,729,793
*Loan Fund — Participant loans, interest rate range of 7.5% to 10.0%	$4,628,809	4,628,809
Guaranteed Investment Contracts — *Vanguard Retirement Savings Trust at contract value	14,794,780 units	14,794,780

Total investments		$146,153,382

*	Indicates a party-in-interest to the Plan

See accompanying independent auditors’ report.

Schedule 2

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS
December 31, 2001

Description of
	Relationship to	transactions
	Plan,	including maturity date,
	Employer, or Other	rate of interest, collateral	Amount of
Identity of Party Invoiced	Party-in-interest	par or maturity value	Transaction

Thomas & Betts Corporation	Plan Sponsor	Overdue employee contributions not timely remitted to the Plan	$48,970

See accompanying independent auditors’ report.

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THOMAS & BETTS CORPORATION EMPLOYEES’ INVESTMENT PLAN

By:	/s/ CONNIE C. MUSCARELLA

Connie C. Muscarella
Plan Administrator

Date: June 28, 2002

INDEX TO EXHIBITS

Exhibit
Number	Description

23	Independent Auditors’ Consent